UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

SAP SE
(f/k/a SAP AG)
(Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)

803054204
(CUSIP Number)

DECEMBER 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803054204

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Dr. Hasso Plattner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
36,329,611

	6	SHARED VOTING POWER
44,305,823*

	7	SOLE DISPOSITIVE POWER
36,329,611

	8	SHARED DISPOSITIVE POWER
44,305,823*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
80,635,434*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.73%

12	TYPE OF REPORTING PERSON
IN

*
Includes 44,305,823 ordinary shares owned by HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG). Dr. Plattner exercises voting and dispositive powers with respect to the ordinary shares held by such entity.

CUSIP No. 803054204

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Hasso Plattner Verwaltungs-GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
44,305,823*

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
44,305,823*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,305,823*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.69%

12	TYPE OF REPORTING PERSON
CO

*
Includes 44,305,823 ordinary shares owned by HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG). Hasso Plattner Verwaltungs-GmbH exercises voting and dispositive powers of the ordinary shares held by such entity.

CUSIP No. 803054204

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
44,305,823

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
44,305,823

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,305,823

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.69%

12	TYPE OF REPORTING PERSON
PN

ITEM 1(A).	Name of Issuer.

The name of the issuer is SAP SE (f/k/a SAP AG) (the "Company").

ITEM 1(B).	Address of Issuer's Principal Executive Offices.

The Company's principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.

ITEM 2(A).	Name of Person Filing.

This Amendment No. 14 to Schedule 13G is filed pursuant to a Joint Filing Agreement, dated January 13, 2018 by the following persons with respect to an aggregate of 80,635,434 ordinary shares of the Company (collectively, the "Shares") as described below:

(i)        Dr. Hasso Plattner, with respect to the 36,329,611 Shares owned personally by Dr. Hasso Plattner and the 44,305,823 Shares owned by HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG).

(ii)       Hasso Plattner Verwaltungs-GmbH ("Verwaltungs-GmbH"), with respect to the Shares owned by Endowment-KG l

(iii)      HP Endowment GmbH & Co. KG (f/k/a HP Vermögensverwaltungs GmbH & Co. KG) ("Endowment-KG"), with respect to the Shares owned by it.

The foregoing persons are hereinafter referred to collectively as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

ITEM 2(B).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is Röschbacher Hof 2, 69198 Schriesheim, Federal Republic of Germany.

ITEM 2(C).	Citizenship.

(i)	Dr. Hasso Plattner is a citizen of the Federal Republic of Germany.

(ii)	Verwaltungs-GmbH is a corporation organized under the laws of the Federal Republic of Germany.

(iii)	Endowment-KG is a limited liability partnership organized under the laws of the Federal Republic of Germany.

ITEM 2(D).	Title of Class of Securities.

Ordinary shares, without nominal value.

ITEM 2(E).	CUSIP Number.

803054204

ITEM 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), Check Whether the Person Filing is a:

(a)   ☐  Broker or dealer registered under Section 15 of the Act,

(b)   ☐  Bank as defined in Section 3(a)(6) of the Act,

(c)   ☐  Insurance Company as defined in Section 3(a)(l9) of the Act,

(d)   ☐  Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)   ☐  Investment Adviser in accordance with Rule 13d-1 (b)(l)(ii)(E),

(f)    ☐  Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(l)(ii)(F),

(g)   ☐  Parent Holding Company or control person in accordance with Rule 13d-1 (b)(l)(ii)(G), (h) D Savings Association as defined in Section 3 (b) of the Federal Deposit Insurance Act,

(i)    ☐  Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940, or

(j)    ☐  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon 1,198,623,842 ordinary shares (excluding 29,880,390 treasury shares) of the Company issued and outstanding as of December 31, 2016, as reflected in the Company's Form 20-F, filed with the Securities and Exchange Commission on February 28, 2017, as of the close of business on December 31, 2017:

A.	DR. HASSO PLATTNER

(a)	Amount beneficially owned: 80,635,434

(b)	Percent of class: 6.73%

(c)	(i) Sole power to vote or direct the vote: 36,329,611

(ii) Shared power to vote or direct the vote: 44,305,823

(iii) Sole power to dispose or direct the disposition: 36,329,611

(iv) Shared power to dispose or direct the disposition: 44,305,823

B.	HASSO PLATTNER VERWALTUNGS-GMBH

(a)	Amount beneficially owned: 44,305,823

(b)	Percent of class: 3.69%

(c)	(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 44,305,823

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 44,305,823

C.	HP ENDOWMENT GMBH & CO. KG (F/K/A HP VERMÖGENSVERWALTUNGS GMBH & CO. KG)

(a)	Amount beneficially owned: 44,305,823

(b)	Percent of class: 3.69%

(c)	(i) Sole power to vote or direct the vote: 44,305,823

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 44,305,823

(iv) Shared power to dispose or direct the disposition: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

A.	DR. HASSO PLATTNER ☐
B.	HASSO PLATTNER VERWALTUNGS-GMBH ☒
C.	HP ENDOWMENT GMBH & CO. KG (F/K/A HP VERMÖGENSVERWALTUNGS GMBH & CO. KG) ☒

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person.

To the knowledge of the Reporting Persons, other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. However, no such persons have an interest in more than five percent of the ordinary shares.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9.	Notice of Dissolution of Group.

Not Applicable.

ITEM 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Prof. Dr. h.c. Hasso Plattner

	By:	/s/ Rouven Westphal
Dr. Rouven Westphal
Attorney-In-Fact
DR. HASSO PLATTNER

HASSO PLATTNER VERWALTUNGS-GMBH

By:	/s/ Rouven Westphal
Name: Dr. Rouven Westphal
Title: Managing Director

HP ENDOWMENT GMBH & CO. KG (F/K/A HP
VERMÖGENSVERWALTUNGS GMBH & CO. KG)

By:	Hasso Plattner Verwaltungs-GmbH, as sole general partner

	By:	/s/ Rouven Westphal
Name: Dr. Rouven Westphal
Title: Managing Director

EXHIBIT INDEX

EXHIBT NO.	EXHIBIT DESCRIPTION
99	Joint Filing Agreement, dated February 13, 2018 by and between Dr. Hasso Plattner, Hasso Plattner Verwaltungs-GmbH and HP Endowment GmbH & Co. KG